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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                  CB Commercial Real Estate Service Group, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    12479F103

                                 (CUSIP Number)
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CUSIP No.   12479F103




  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                    Fukoku Mutual Life Insurance Company
                    I.R.S. Identification No.:  99-0099080

  2)       Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)

  3)       SEC Use Only


  4)       Citizenship or Place of Organization
                    Japanese corporation




         Number                     (5)      Sole Voting Power       780,000
           of
         Shares
         Beneficially               (6)     Shared Voting Power            0
         Owned
         By
         Each                       (7)     Sole Dispositive Power   780,000
         Reporting
         Person
         With                       (8)     Shared Dispositive Power       0



   9)   Aggregate Amount Beneficially Owned by Each Reporting Person    780,000



   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



   11)  Percent of Class Represented by Amount in Row 9                    5.6%



   12)  Type of Reporting Person (See Instructions)                        IC







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ITEM 1(a):        Name of Issuer:

                      CB Commercial Real Estate Services Group, Inc.

ITEM 1(b):        Address of Issuer's Principal Executive Offices:
                      533 South Fremont
                      Los Angeles, California 90071

ITEM 2(a):        Name of Person Filing:

                      Fukoku Mutual Life Insurance Company

ITEM 2(b):        Address of Principal Business Office or, if none, Residence:
                      2-2 Uchisaiwaicho, 2-chome
                      Chiyoda-ku
                      Tokyo 100
                      Japan

ITEM 2(c):        Citizenship:

                      Japanese company

ITEM 2(d):        Title of Class of Securities:

                      Common Stock

ITEM 2(e):        CUSIP Number:

                      12479F103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

 (a)      [   ]    Broker or Dealer registered under Section 15 of the Act

 (b)      [   ]    Bank as defined in Section 3(a)(6) of the Act

 (c)      [   ]    Insurance Company as defined in section 3(a)(19) of the Act

 (d)      [   ]    Investment Company registered under section 8 of the
                   Investment Company Act

 (e)      [   ]    Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

 (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                   Section 240.13d- 1(b)(1)(ii)(F)

 (g)      [   ]    Parent Holding Company, in accordance with Section
                   240.13d-1(b)(ii)(G) (Note: See Item 7)




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         (h)      [   ]    Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP (Please refer to Exhibit A for additional information)

         (a)      Amount Beneficially Owned:
                        780,000 shares

         (b)      Percent of Class:
                        5.6%


         (c)      Number of shares as to which such person has:


            (i)      sole power to vote or to direct the vote                     780,000
                                                                                  -------
            (ii)     shared power to vote or to direct the vote                         0
                                                                                  -------
            (iii)    sole power to dispose or to direct the disposition of        780,000
                                                                                  -------
            (iv)     shared power to dispose or to direct the disposition of            0
                                                                                  -------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10.  CERTIFICATION

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         Not Applicable



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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date              February 12, 1997

FUKOKU MUTUAL LIFE INSURANCE COMPANY

By:  /s/ Tomofumi Akiyama
         -----------------------
         Mr. Tomofumi Akiyama
         Managing Director


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                                    EXHIBIT A

                  The reporting person owns 1,000,000 shares of Series A-2 Preferred Stock (the "Series A-2 Preferred Stock") which shares are convertible into Common Stock of Issuer based upon a conversion ratio that ranges from .60 when the Market Price of the Common Stock is $30.00 and above to .78 when the Market Price of the Common Stock is less than $22.00 (with no conversion permitted if the Market Price of the Common Stock is less than $10.00). The Market Price is determined based on the average closing price for a period, immediately prior to conversion, of consecutive days which includes 20 days on which the Common Stock was traded.

                  Based on the Market Price calculated as of December 31, 1996 the 1,000,0000 shares of Series A-2 Preferred Stock were convertible into 780,000 shares of Common Stock on such date. The reporting person has been informed by the Issuer that as at December 31, 1996 the number of outstanding shares of Common Stock was 13,258,091. The calculation in Item 4(b) is based on the number of shares of Common Stock outstanding as at December 31, 1996 and the Market Price as of such date.

                  Additionally, there is an agreement between Merrill Lynch and Co., Montgomery Securities, as representative of the several underwriters, and the reporting person, dated November 12, 1996, restricting the reporting person's ability to sell its Series A-2 Preferred Stock or Common Stock for a period of 180 days.


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